

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 5, 2017

<u>Via E-mail</u>
KR Sridhar
Chief Executive Officer
Bloom Energy Corporation
1299 Orleans Drive
Sunnyvale, CA 94089

> **Re: Bloom Energy Corporation**
> **Amendment No. 4 to**
> **Draft Registration Statement on Form S-1**
> **Submitted September 6, 2017**
> **CIK No. 0001664703**

Dear Mr. Sridhar:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 6, 2017 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

Overview, page 60

1.   Revise to discuss the impact that the expiration of the federal investment tax credit and your new lower prices will have. Also, clarify where appropriate how your lower selling prices impacted 2017 reported results. Finally, tell us whether the expiration of the tax credit will impact rights, liabilities or obligations under your existing arrangements.

Purchase Options, page 61

2.   Expand the disclosure in response to comment 7 from our September 8, 2016 letter to cover all periods presented. Also show us whether the percentage of revenue recognized in each period from each purchase option materially differs from the disclosed percentage of acceptances in each period. Your revised prospectus should make clear to investors the extent to which your business is exposed to the differing risks created by each purchase option and how that exposure has changed during the periods presented.

3.   We note your response to comment 6. Make clear to investors the magnitude of any ongoing variance from your disclosed performance and efficiency levels as well as from the levels that you have promised in your agreements. Include in your revised disclosure the magnitude of your potential liability for such ongoing variance.

Obligations to PPA Entities, page 67

4.   Reconcile the last paragraph of your response to comment 4 with section 2.4 of exhibit 10.56 which appears to impose obligations whenever a PPA Customer terminates and pays the termination value due, including an obligation to indemnify the customer and obligations regarding relocating and redeploying. In this regard, ensure that your disclosure regarding each applicable purchase option indicates who is responsible for costs associated with removal of the server from the site upon expiration of agreements with the end customer.

Obligations to Lenders, page 69

5.   We may have further comment after you update exhibits as mentioned in your response to comment 7.

Obligations to Investors, page 70

6.   Reconcile your disclosure added here regarding when a forced outage event must be declared with response 15 of your letter to us dated August 12, 2016.

Delivery and Installation of Our Product, page 75

7.   We note your response to comment 10. Update your disclosure regarding backlog to a recent date. Also disclose backlog as of a comparable date in the preceding fiscal year.

Liquidity and Capital Resources, page 91

8.   Expand your response to comment 11 to address the fees under the maintenance and administration agreements related to your Bloom Electrons Financing Program. Also address the monthly equipment fee and the monthly service payment mentioned on the

bottom of page 64; we note your disclosure on page 21 that your servers are designed to provide a constant output.

9.   Revise to provide the disclosure requested by the third sentence of comment 12. Also, disclose the substance of the penultimate sentence of your response to comment 12, and include appropriate risk factor disclosure clarifying the scope and impact of existing restrictions on your ability to issue debt or stock.

Cash Flows, page 96

10.   We note your revised disclosure in response to comment 14. Disclose the reason you believe that presentation of PPA cash flows provides useful information to investors and describe the significant components of cash flows that are excluded from the measure.

Factors Driving Customer Adoption, page 121

11.   We will continue to evaluate your response to comment 16 after you provide the supplemental information mentioned in that response. It remains unclear whether you are comparing your product's efficiency to traditional power plants' use of natural gas or of other fuels. If your disclosure compares your product to other power plants' use of other fuels, please tell us the efficiency of traditional power plants' use of natural gas.

Sales and Marketing, page 130

12.   Given your disclosure here and on page 61 regarding your relationship with The Southern Company, provide us your analysis regarding whether your agreements need be filed as exhibits.

Executive Compensation, page 141

13.   We note that you included 2015 compensation information in your prior submission that must be filed according to Section 6(e) of the Securities Act. Please tell us the authority on which you rely to remove that information from your current submission.

Principal and Selling Stockholders, page 154

14.   We note your response to comment 10. Your disclosure following the table on page 155 does not appear to identify all natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares disclosed. We note for example the shares covered by footnote 12. Please revise. Also ensure your revised footnote disclosure reconciles with the share amounts disclosed in the table.

KR Sridhar
Bloom Energy Corporation
October 5, 2017
Page 4

Underwriting, page 174

15.   Revise to disclose the underwriters' ownership of your notes. We note, for example, the disclosure in the last paragraph on page F-65.

Consolidated Financial Statements

Note 2: Significant Accounting Policies

Partner Related Sales Lead Generation Liabilities, page F-23

16.   We note your response to comment 19 and the revised disclosure regarding your sales lead generation payments. Please address the following:
- Disclose the nature of these payments and the agreement that requires the payments;
- Tell us if these payments are related to the customer leads referred under sales and marketing expenses on page 130; and
- Disclose the basis for your accounting treatment for these payments including any authoritative accounting literature you are relying upon.

6% Convertible Senior Secured PIK Notes due 2020, page II-3

17.   We note the fourth sentence's reference to a "10% Secured Notes" caption, but no such caption appears to be included. Revise or advise.

Exhibit 10.82

18.   We note your response to comment 21. It appears that you have not filed the December 2013 and October 2014 amendments to Exhibit 10.82 mentioned in Exhibit C to Exhibit 10.72. Please advise.

        You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                         /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief
                                        Office of Electronics and Machinery

cc: Jeffrey R. Vetter
        Fenwick & West LLP